UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 13, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒          Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐          No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐          No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐          No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.° 60.643.228/0001-21

NIRE 35.300.022.807

MANAGEMENT PROPOSAL

In accordance with the article 21 of CVM Instruction 481 of December 17, 2009 (“CVM Instruction 481”).

São Paulo, September 12, 2013.  Fibria Celulose S.A. a publicly held company, with headquarters in the City of São Paulo, State of São Paulo, at Alameda Santos, no. 1357, 6th floor, Zip Code 01419-908 (“Fibria” or “Company”), hereby submits to its shareholders’ the Management Proposal with regards the matters on the Agenda of the Extraordinary Shareholders Meeting to be held on September 30, 2013, at 2:00 p.m. as follows:

(i) The proposal for the merger, by the Company, of Normus Empreendimentos e Participações Ltda. (“Normus” or “merged company”), a wholly-owned subsidiary of the Company, with the termination, by merger, of the merged company (“Merger”);

(ii) the Protocol and Justification of the Merger of Normus Empreendimentos e Participações Ltda. into the Company, entered into by and between Normus’ and the Company’s Boards of Officers,  dated of September 12, 2013 (the “Protocol and Justification”)

(iii) Ratification of the appointment of PricewaterhouseCoopers, as the specialized company responsible for the appraisal of Normus’ net worth, based on its book value, and preparing the respective valuation report (the “Appraisal Report”);

(iv) the Appraisal Report; and

(v) Authorize the Company’s management to take all the measures necessary for the achievement of the Merger of Normus into the Company.

The Company’s Management proposes: (i) the merger of Normus into the Company; (ii) the approval of the Protocol and Justification of the Merger; (iii) the ratification of the appointment and engagement of PricewaterhouseCoopers Auditores Independentes (“PwC”), a company established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no. 1.400, Torre Torino, Água Branca, enrolled with the CNPJ/MF under the no 61.562.112/0001-20, and registered at the Regional Accounting Council of São Paulo under the no. 2SP000160/O-5, duly represented by the partner Carlos Eduardo Guaraná Mendonça, Brazilian Citizen, married, accountant, bearer of ID card RG no. 06.752.188-0, enrolled with the CPF/MF under the no. 401.371.636-49 and registered at the Regional Accounting Council of São Paulo under the no. 1SP196994/O-2, resident and domiciled in the City of São Paulo, State of São Paulo with business address at Avenida Francisco Matarazzo, no 1.400, Torre Torino, Água Branca, as the specialized company responsible for the appraisal of Normus’ net worth, based on its book value, and preparation of the corresponding Appraisal Report; (iv) the approval of the Appraisal Report; and (v) authorization to the Company’s management to take all the measures necessary for the achievement of Normus’ merger into the Company.

The Exhibit 1, containing details regarding the information related to the appointment, by the Company, of the specialized company responsible for the net worth appraisal in accordance with the terms of the Exhibit 21 of CVM Instruction 481, is an integral part of this proposal.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

EXHIBIT 1

(In accordance with the terms of Exhibit 21 of CVM Instruction 481 of December 17, 2009)

Information related to the specialized company responsible for the net worth appraisal

1.                  List the valuation experts recommended by the Company’s Management

The  management of Fibria Celulose S.A. (“Fibria” or “Company”) recommends the following specialized company to prepare the valuation of net worth and respective Valuation Report of Normus Empreendimentos e Participações Ltda., a wholly-owned subsidiary to be merger into the Company:

PricewaterhouseCoopers Auditores Independentes (“PwC”), established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no. 1.400, Torre Torino, Água Branca, enrolled with the CNPJ/MF under the no 61.562.112/0001-20, and registered at the Regional Accounting Council of São Paulo under the no. 2SP000160/O-5, duly represented by the partner Carlos Eduardo Guaraná Mendonça, Brazilian Citizen, married, accountant, bearer of ID card RG no 06.752.188-0, enrolled with the CPF/MF under the no. 401.371.636-49 and registered at the Regional Accounting Council of São Paulo under the no. 1SP196994/O-2, resident and domiciled in the City of São Paulo, State of São Paulo with business address at Avenida Francisco Matarazzo, no 1.400, Torre Torino, Água Branca.

2.                  Describe the capacity of the recommended valuation experts

The company recommended by the Company’s management is specialized in providing audit services, consulting and preparation of appraisal report in accordance with the Auditing Professional Standard nº 14 (“Norma e Procedimento de Auditoria 14”).

3.                  Furnish a copy of the proposed work and compensation of the recommended valuation experts

The remuneration of the specialized company recommended by the Company’s management to prepare the valuation report in question will be R$ 32.000,00 (thirty-two thousand reais), in accordance with the attached work proposal presented to the Company’s management and available to Shareholders at the Fibria’s headquarters.

4.                  Describe any material relationship existing in the last 3 (three) years among the recommended valuation experts and parties related to the Company, as defined by the accounting rules that deal with these matters

The Pricewaterhousecoopers Auditores Independentes is the company in charge of auditing the financial statements of the controlling shareholder of the Company and the Company’s subsidiaries since 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO